Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sally Beauty Holdings, Inc.:

        We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 333-142583 and 333-138830) of Sally Beauty Holdings, Inc. of our reports dated November 19, 2008, with respect to the consolidated balance sheets of Sally Beauty Holdings, Inc. (prior to November 16, 2006, Sally Holdings, Inc.) and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of earnings, cash flows and stockholders' (deficit) equity for each of the years in the three-year period ended September 30, 2008, and the effectiveness of internal control over financial reporting as of September 30, 2008, which reports appear in the September 30, 2008 Annual Report on Form 10-K of Sally Beauty Holdings, Inc.

/s/ KPMG LLP
Dallas, Texas
November 19, 2008